Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Confidential

January 8, 2025

Attention:

Mr. Eddie Kim

Ms. Christina Chalk

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F. Street, N.E

Washington, D.C. 20549

Re:	First High-School Education Group Co., Ltd.
Schedule 13E-3
Filed on December 13, 2024
File No. 005-93412

Dear Mr. Kim and Ms. Chalk:

On behalf of First High-School Education Group Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 27, 2024 with respect to the Schedule 13E-3, File No. 005-93412 (the “Schedule 13E-3”), filed with the Commission on December 13, 2024 by the Company and the other filing persons named therein (together the Company, collectively, the “Filing Persons”). Concurrently with the submission of this letter, the Filing Persons are filing with the Commission amendment no.1 to the Schedule 13E-3 (“Amendment No.1”) via EDGAR.

To facilitate your review, we have separately emailed you a courtesy copy of Amendment No.1 marked to show changes to the Schedule 13E-3.

The Staff’s comments are repeated below in bold and are followed by Filing Persons’ responses. We have included page references in Amendment No.1 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No.1.

Schedule 13E-3 filed December 13, 2024
General

1.	We note your use of “Twenty days” and “20 days” throughout the filing. Please revise where relevant, including pages 8, 22, 27, 34-35, and 45, to clarify whether you are referring to business days or calendar days.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 22, 27, 34, 45 and 66 of Amendment No.1.

2.	Please provide the information called for by Items 1015(b)(2) and (3) of Regulation M-A. See Item 9 of Schedule 13E-3.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 37 of Amendment No.1.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 ●·桑西尼· ● 古奇 ● 罗沙迪律师事务所

austin     beijing     boston     BOULDER     brussels     hong kong     london     los angeles     new york      palo alto
SALT LAKE CITY     san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

Other Covenants, page 21

3.	Refer to the second bullet point under this section. Please revise to explain what “third-party consents” are “necessary or required to consummate” the Merger, or advise.

Response: The Company respectfully clarifies that the referenced provision is intended to be a catch-all provision, and to the best knowledge and after consultation with its legal counsels, the Company is not aware of any third-party consents that are necessary or required to consummate the Merger. In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 14 of Amendment No.1 to clarify the regulatory filings required for the Merger, which are included in the representations and warranties of the parties.

Conditions to the Merger, page 22

4.	Refer to the third bullet point on page 23. Please disclose whether any Material Adverse Effect that is continuing has occurred prior to the filing of Schedule 13E-3.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No.1.

Dissenters’ or Appraisal Rights, page 26

5.	On page 27, where you discuss the mechanism by which ADS holders can exercise dissenters’ rights by converting their ADSs into Ordinary Shares, provide an approximate time frame for that process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 66 of Amendment No.1.

Purposes and Effects of the Merger, page 27

6.	We note the following disclosure in the first sentence of this section: “The purpose of the Merger is to enable Parent to acquire direct ownership of all of the outstanding equity capital in the Company which Parent does not beneficially own following completion of the transactions contemplated under the Rollover Agreements, and to cause Unaffiliated Security Holders to be cashed out and obtain immediate liquidity.” Please expand to discuss the reasons why Parent (and other filers) are seeking to acquire control of the Company, rather than enumerating the effects of the Merger itself.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of Amendment No.1.

Recommendation of the Special Committee to the Board, page 28

7.	We note your disclosure that the Special Committee and the Board determined that the going private transaction “is fair (both substantially and procedurally) to and in the best interests of the Company and the Unaffiliated Security Holders.” Zhongqin’s conclusion on page 57, however, states that “the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Proposed Transaction are fair, from a financial point of view, to such holders . . . .” (emphasis added). According to your disclosure on page 9, Excluded Shares include Shares “held by Merger Sub at the Effective Time” and “held by Parent, Merger Sub, the Company or any of their respective subsidiaries.” Thus, it appears that “holders of shares,” as referred to in Zhongqin’s conclusion, include directors and executive officers of the Company who hold the Shares and are considered affiliates of the Company under Rule 13e-3(a)(1). Please address how any filing person relying on the Zhongqin opinion was able to reach the fairness determination as to the unaffiliated security holders, given that the fairness opinion addressed fairness with respect to unaffiliated and certain affiliated security holders together, rather than unaffiliated security holders as a distinct group.

Response: The Company respectfully clarifies that the directors and officers of Company (including Mr. Zhaowei Zhang) beneficially own the securities of the Company through Long-Spring Education Management Limited, Long-Spring Education International Limited, Long-Spring Education Technology Limited, and Long-Spring Education Consulting Limited. Each of Long-Spring Education Management Limited, Long-Spring Education International Limited, Long-Spring Education Technology Limited, and Long-Spring Education Consulting Limited is a Rollover Shareholder that will contribute the Ordinary Shares such entity held of record to the Merger Sub prior to the Effective Time. In addition, Mr. Zhaowei Zhang and Mr. Pengwei Luo will also contribute the securities of the Company they beneficially owned to the Merger Sub prior to the Effective Time. Therefore, the securities beneficially owned by the directors and officers of the Company are included in the Excluded Shares, and “holders of shares,” as referred to in Zhongqin’s conclusion, do not include the affiliates of the Company. In response to the Staff’s comment, the Company has revised the disclosure on page 9 of Amendment No.1 to clarify that the Excluded Shares include the securities beneficially owned by the directors and officers of the Company.

Reasons for the Merger and Position of the Special Committee and the Board, page 40

8.	Refer to the fifth bullet point on page 45. It appears that the term “Effective Date” is not defined anywhere in the document. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of Amendment No.1.

Opinion of the Special Committee’s Financial Advisor, page 50

9.	Please confirm that the information provided to the financial advisor and enumerated in items (b) and (c) on page 51 are included in the disclosure document, or advise.

Response: The Company confirms that the information enumerated in items (b) and (c) are included in the disclosure documents as exhibits (c) 2 through (c) 8 and on page 49.

Consequences of Possible PFIC Classification, page 69

10.	We note your disclosure that you “do not believe that [you] were a PFIC for [your] taxable year ended December 31, 2023, although there can be no assurance in this regard.” We also note your disclosure that, among other things, “[t]he determination of whether [you] will be or become a PFIC is a factual determination made annually” (emphasis added). Please revise to provide support for your belief that you were not a PFIC for the taxable year ended December 31, 2023, and, given that such determination is made “annually” and that it has almost been a year since December 2023, explain when such determination would be made.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Amendment No.1.

Summary Financial Information, page 74

11.	Please provide the book value per share as of the date of the most recent balance sheet presented. See Item 13 of Schedule 13E-3 and Item 1010(a)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of Amendment No.1.

Where You Can Find More Information, page 80

12.	We note your reference to “public reference facilities maintained by the SEC” and “Public Reference Room.” The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of Amendment No.1.

***

If you have any questions regarding Amendment No.1, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com or Mr. K. Ronnie Li by telephone at 86-10-6529-8312 or via e-mail at keli@wsgr.com.

Very truly yours,

/s/ Ouyang Dan
Ouyang Dan

Enclosures

cc:

Tommy Zhou, Chief Financial Officer, First High-School Education Group Co., Ltd.

K. Ronnie Li, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Kelvin Chu, Principal, CKM Legal